October 13, 2009
VIA EDGAR AND FACSIMILE (202.772.9217)
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-6010
Re:	Inverness Medical Innovations, Inc. Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2008 Definitive Proxy Statement Filed April 30, 2009 File No. 001-16789
Dear Mr. Rosenberg:
     This letter is submitted by and on behalf of Inverness Medical Innovations, Inc. (“Inverness” or “the Company”) in response to the further comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated October 5, 2009 (the “Comment Letter”).
     For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each comment.
Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed April 10, 2009
Consolidated Statement of Cash Flows, Page F-8
Comment No. 1
Refer to your response to the prior comment three. You stated on page F-42 in your 2007 10-K that your estimated amortization expense for 2008 was $124.9 million. Your Cash Flow Statement in your 2008 10-K states that your depreciation and amortization in 2008 was $267.9 million, which is significantly higher than last year’s depreciation and amortization and significantly higher than the amortization estimate for 2008. Please provide us a breakdown of the $267.9 million, and tell us why the amount is significantly higher than last year and why significantly higher than the previously estimated amount of amortization for 2008. Please provide additional disclosure as necessary.
Response to Comment No. 1

Depreciation and amortization of $267.9 million and $101.1 million in 2008 and 2007, respectively, included in our cash flow statement included $51.8 million of depreciation and $216.2 million of amortization in 2008 as compared to $28.3 million of depreciation and $72.8 million of amortization in 2007. In both cases, the increases in depreciation and in amortization relate primarily to the inclusion of a full year’s depreciation and amortization in 2008 for acquisitions completed during 2007 (and therefore only included in 2007 results for the post acquisition period) and to acquisitions completed in 2008 which were not included in our 2007 results. More specifically, the table below presents a roll-forward of depreciation and amortization amounts per our cash flow statement from 2007 to 2008:

	Depreciation	Amortization	Total
2007 Cash Flow Balance	$28,300	$72,800	$101,100
Incremental Charges from 2007 Acquisitions	13,500	98,800	112,300
2008 Acquisitions	7,600	56,700	64,300
All Other	2,300	(12,100)	(9,800)

2008 Cash Flow Balance	$51,700	$216,200	$267,900
With respect to the $267.9 million of depreciation and amortization included in the cash flow statement for 2008 as compared to the $124.9 million of amortization projected for 2008 on page F-42 of our 2007 10-K, as noted in the table above, 2008 depreciation accounts for $51.7 million of the difference between the amounts, with the $56.7 million of amortization associated with 2008 acquisitions accounting for a significant portion of the remainder. The remaining difference, $34.6 million, relates primarily to differences between amortization amounts calculated based upon the preliminary purchase price allocations for 2007 acquisitions used in the disclosure of projected 2008 expense included on page F-42 of our 2007 10-K and the actual amortization which resulted in 2008 based upon the finalized purchase price allocations for these same acquisitions.
Perhaps more relevantly, on page F-39 of our 2008 10-K, we estimated our amortization expense for 2009 to be $233.3 million, which implies amortization of $116.7 million for half of a year. Depreciation and amortization of $145.6 million was included in the cash flow statement of our 10-Q for the period ended June 30, 2009. Of this amount, $26.3 million was depreciation and $119.3 million was amortization.
Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(1) Revenue Recognition. page F-l3
Comment No. 2

Refer to your response to comment two. Please tell us how you determined the performance criteria with respect to your service revenue contracts is under your control given that that a portion of your fees are refundable to the customers based on the financial cost savings of the customer. It appears that if the contingency is reliant on the actions of the customer, the fees are not fixed and determinable and do not meet the criteria for revenue recognition.
Response to Comment No. 2
As noted in our previous response, we have various contracts that provide for a portion of our fees to be at risk (i.e., refundable to the customer), subject to measurement of our performance against objective financial cost savings and clinical criteria. Specific examples of programs which sometimes include at risk fee arrangements include (i) our congestive heart failure program through which we utilize biometric devices in home settings in conjunction with remote monitoring through nurse call centers and (ii) our complex case management programs in which we utilize nurses to manage care plans for seriously ill individuals. Through these and similar programs, we believe that as a direct result of the services that we render, outcomes and resultant costs can be improved when measured over sufficient time and populations as compared to unmanaged populations. While the savings which result from the programs accrue to the benefit of our customers, they are achieved through the design and execution of our programs and through the skill with which we deliver our services, elements which we believe our within our control. Only in instances where we believe we have the ability to sufficiently influence outcomes do we agree to outcomes related at risk fee arrangements.
(13) Investment in Unconcolidated Entities and Marketable Securities
(a) Equity Method Investments
(i) Joint Venture with P&G. page F-52
Comment No. 3
Refer to your response to prior comment four. Please provide us a detailed analysis supporting the conclusion that the joint venture with P&G was deemed to be a business under ASC 810-10-55-9 through 15 (formerly Appendix C of FIN 46R).
Response to Comment No. 3
Appendix C of FIN 46R provides the following guidance with respect to the determination of what constitutes a business:
     Appendix C: Definition of a Business
     Introduction
     C3. The definition of a business for use in this Interpretation is as follows:
A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of

(a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to conduct normal operations, which include the ability to sustain a revenue stream by providing its outputs to customers.
     C4. The elements necessary for a set to conduct normal operations will vary by industry and by the operating strategies of the set. An evaluation of the necessary elements should consider:
     Inputs
a. Long-lived assets, including intangible assets, or rights to the use of long-lived assets
b. Intellectual property
c. The ability to obtain access to necessary materials or rights
d. Employees.
     Processes
e. The existence of systems, standards, protocols, conventions, and rules that act to define the processes necessary for normal, self-sustaining operations, such as (1) strategic management processes, (2) operational processes, and (3) resource management processes.
     Outputs
f. The ability to obtain access to the customers that purchase the outputs of the set.
Inputs. Our joint venture with P&G was formed through the contribution of our consumer diagnostics business consisting principally of a leading position in over the counter pregnancy and ovulation testing devices into certain newly formed entities in exchange for a payment from P&G to the Company of $325 million for a 50% interest in the joint venture. For 2006, the last full year of the consumer diagnostic business as a wholly owned business of Inverness, the business earned revenues of approximately $177 million.
As part of the formation, we contributed the tradenames and brands under which the products were and still are marketed, as well as fully paid up licenses or access through manufacturing agreements to all necessary intellectual property necessary to support the business including all know how necessary to produce the tests. Certain employees of the Company as well as of P&G either became direct employees of the joint venture or were seconded to the joint venture to form the management of the entity. The joint venture currently directly employs approximately 150 people. Through this process, the business obtained the necessary inputs which constitute a business.
Processes. The operations of the joint venture are managed on a day to day basis by the management team of the joint venture, with the Company and P&G equally represented in management and sharing equal voting rights with respect to all strategic and fundamental business decisions. The joint venture has contracted with Inverness to manufacture the majority of the products for the joint venture but, with notice, can transfer this production to third parties at its election. Similarly, in most instances, after a transition period, the joint venture elected to distribute the majority of its products through P&G’s country specific distribution organizations. Again, with notice, the joint venture can elect to transfer these distribution activities to third parties. Management of the joint venture retains responsibility for coordination of strategic decision making, investments in and execution of research and development programs, logistics and marketing programs. As such, the joint venture manages the processes through which the business operates.
Outputs. As noted above, the joint venture principally distributes products utilizing the P&G distribution systems, an arrangement which can be changed at the discretion of the joint venture management. Additionally, the joint venture principally reaches its end customer, the consumer purchaser, through mass advertising programs. Joint venture personnel are responsible for developing the content of these advertisements and the frequency and geographic location in which they run. Through this advertising, the joint venture has the ability to access the customers that purchase its products.
Based on the above, we believe that the joint venture meets the definition of a business as set forth above.
Definitive Proxy Statement Wed April 30, 2009
Compensation Discussion and Analysis
Executive Compensation Process
Elements of Compensation. page 23
Comment No. 4
In response to prior comment six, you state in your revised disclosure for each of Mr. Zwanziger, Mr. Scott, Dr. McAleer and Dr. Geraty that the Compensation Committee considered, among other factors, “his performance and contribution to our overall goals and objectives” in increasing base salary and granting stock option awards. Please expand your disclosure to discuss your overall goals and objectives. Please also describe the performance and contribution by each above named executive officer in relation to each goal and objective, including, as applicable, the level of achievement of these goals and objectives and ho the level of achievement affected the adjustments to base salaries and grant of stock option awards.
Response to Comment No. 4
     In response to the Staff’s comment, the Company proposes adding the two additional paragraphs set forth in Appendix 1 to this letter (the new additions are shown as bold and underlined text) to the previously revised Compensation Discussion and Analysis (CD&A). The proposed additions more fully describe the goals and objectives of the Company, the core strategy for achieving those goals and the Company's progress towards achieving those goals and implementing its core strategy, which were implicitly considered by the Compensation Committee in increasing base salary and granting stock options awards. We propose to include this additional discussion, in addition to the previous changes made in response to the Staff’s earlier comments, in future filings of our CD&A where discussion of the Company’s 2008 compensation process is required, and similar information in other future filings of our CD&A.

     As noted in the CD&A already, assessing each executive’s contribution to achievement of the Company’s goals and objectives is a subjective analysis. Compensation-related decisions are not based on analysis of quantifiable performance objectives or stated Company objectives against which a particular executive will be measured. Rather, in making compensation-related decisions, the Compensation Committee considers, along with the other factors described in the CD&A, the applicable executive’s role with us and evaluates the executive’s performance based on the Company’s general progress with respect to relevant Company goals. In addition, all of the subjective factors are considered in the aggregate and, accordingly, no specific factor plays a greater role in determining compensation-related decisions.
     Based on the revised CD&A, the Company believes that it fully complies with the requirements of Item 402(b). The CD&A presents the Company’s overall compensation objectives, policies and practices and discloses, to the fullest extent possible, how and why the Compensation Committee arrived at each such change in compensation. The Company believes that this CD&A provides investors with all material information necessary to understand the Company’s compensation policies and decisions regarding the named executive officers.
* * * * *
     We respectfully request that the contents of this letter and the attached materials be afforded a prompt review. We will therefore be contacting you shortly consistent with our discussions. If you have any questions regarding this letter or the attached materials or if you require additional information, please do not hesitate to contact me.

Sincerely,
/Jay McNamara/
Jay McNamara
Senior Counsel, Corporate & Finance
cc:	Ron Zwanziger, Chairman, Chief Executive Officer & President David Teitel, Chief Financial Officer Ellen Chiniara, General Counsel

APPENDIX 1
Compensation Discussion and Analysis
     This Compensation Discussion and Analysis discusses the compensation paid to our chief executive officer, or our CEO, our chief financial officer, or our CFO, and our three most highly-compensated executive officers other than our CEO and CFO. These officers are collectively referred to as the named executive officers. For the purpose of this discussion our “key executives” are Ron Zwanziger, CEO; David Scott, Ph.D., Chief Scientific Officer; and Jerry McAleer, Ph.D., Vice President, Research and Development, and Vice President, Cardiology.
Philosophy and Objectives
     The objective of our executive compensation program is to attract, retain and motivate the talented and dedicated executives who are critical to our goals of continued growth, innovation, increasing profitability and ultimately maximizing shareholder value. Specifically, we seek to attract and reward executives who display certain fundamental leadership characteristics for hiring and promotion that we have identified as consistent with our Company goals and culture. We provide these executives with what we believe to be a competitive total compensation package consisting primarily of base salary, long-term equity incentive compensation and a broad-based benefits program. Our compensation program is designed to reward each executive’s individual performance by considering generally their past and potential contribution to our achievement of key strategic goals such as revenue generation, margin improvement and the establishment and maintenance of key strategic relationships. Our executive compensation program aims to provide a compensation package which is competitive in our market sector and, more importantly, relevant to the individual executive.
     Our policy for allocating between long-term and currently paid compensation is to ensure adequate base compensation to attract and retain personnel, while providing incentives to maximize long-term value for our Company and our stockholders. Accordingly, (i) we provide cash compensation in the form of base salary to meet competitive cash compensation norms and reward good performance on an annual basis and (ii) we provide non-cash compensation, primarily in the form of stock-based awards, to reward superior performance against long-term strategic goals. We currently do not provide a formal short-term incentive plan, as our strategic philosophy is to focus on the long-term goals discussed above.
Executive Compensation Process
     The compensation of our named executive officers, as well as our other executive officers, is reviewed by our Compensation Committee at least annually for consistency with the objectives described above. Our management, including our CEO, participates in this review by making its own recommendations as to the compensation of our executive officers to the Compensation Committee. The Compensation Committee considers the recommendations of management in assessing executive compensation but also relies on other data and resources and may utilize the services of a compensation consultant in reviewing and determining executive compensation.

     In reviewing executive compensation, the Compensation Committee and management also consider the practices of comparable companies of similar size, geographic location and market focus. Management and the Compensation Committee utilize the Radford Global Life Sciences Survey and other recognized subscription surveys that provide comprehensive baseline compensation data on positions at the executive, management and professional levels, including salary, total cash compensation, options and equity compensation, and occasionally collect and analyze publicly available compensation data and other subscription compensation survey data. While benchmarking may not always be appropriate as a standalone tool for setting compensation due to the aspects of our business and objectives that may be unique to us, we generally believe that gathering this compensation information is an important part of our compensation-related decision making process.
     During 2008, the Compensation Committee engaged a compensation consultant, Aon Consulting’s Radford Surveys + Consulting, or Radford, to assist the committee in assessing executive compensation. Specifically, our consultant was engaged to select a new peer group to utilize in assessing the competitiveness of our executive compensation program. The peer group the Compensation Committee used in 2007 was considered out of date due to the fact that a number of the peer companies had been acquired, merged or no longer fit our peer criteria. The peer group used by Radford in evaluating proposed 2008 executive compensation consisted of sixteen publicly-traded companies in similar industry space and with similar revenues and market capitalizations, specifically the following companies:
Advanced Medical Optics
Amedisys, Inc.
Applied Biosystems, Inc.
Beckman Coulter, Inc.
Bio-Rad Laboratories, Inc.
C.R. Bard, Inc.
HealthExtras, Inc.
Healthways, Inc.
Hologic, Inc.
IDEXX Laboratories, Inc.
Invitrogen Corp.
Kinetic Concepts, Inc.
Molina Healthcare, Inc.
PerkinElmer, Inc.
RehabCare Group, Inc.
Varian Medical Systems, Inc.
     In connection with this engagement, Radford provided summary observations and considerations for our executive compensation, as well as a competitive assessment of our executive compensation based on base salary, actual total cash compensation, long-term incentives and actual total direct compensation. The Compensation Committee considered this analysis, or the 2008 Radford Report, in its assessment of each element of 2008 executive compensation, as well as overall compensation.

     Radford was subsequently engaged by the Compensation Committee to advise on long-term incentive plans. The Compensation Committee has considered the results of this analysis but did not approve or recommend any changes to our policies or practices with respect to benefits and perquisites or short-term incentives.
     In determining each component of an executive’s compensation, numerous factors are considered, including:
•	The individual’s particular background, including prior relevant work experience;

•	The demand for individuals with the executive’s specific expertise and experience;

•	The individual’s role with us and the compensation paid to similar persons determined through benchmark studies;

•	The individual’s performance and contribution to our achievement of Company goals and objectives; and

•	Comparison to other executives within our Company.
Elements of Compensation
     Executive compensation consists of the following elements:
     Base Salary. Generally, annual base salary for a particular individual is established based on the factors discussed above and is intended to be near the average of the range of annual cash compensation (base salary plus cash bonus) for executives in similar positions with similar responsibilities at comparable companies, although other elements of compensation, including past and present grants of stock-based awards, may also be considered. However, because we do not currently have an annual cash bonus plan, as most companies within our peer group do, base salaries for our executives are generally designed to be moderately above the average of the range of base salaries for executives in similar positions with similar responsibilities at comparable companies. The Compensation Committee believes that a competitive base salary is necessary to attract and retain a management team with the requested skills to lead our Company. In 2008, based on their analysis of our salary objectives, the various factors discussed above, and the 2008 Radford Report, and considering the total compensation of the key executives, the Compensation Committee recommended that the salaries of Mr. Zwanziger, Dr. Scott and Dr. McAleer be increased from $750,000, $600,000 and $500,000, respectively, to $900,000, $700,000, and $650,000, respectively.
     In determining Mr. Zwanziger’s increase, the Compensation Committee first considered that, prior to the salary adjustment, Mr. Zwanziger’s total cash compensation (which consists of salary only) was well below the average range for total cash compensation within our peer group according to the 2008 Radford Report. As noted above, because we do not currently have an annual cash bonus plan, we target our executives’ base salaries to be moderately above the average of the range of base salaries for executives in similar positions with similar responsibilities at comparable companies. Taking into consideration the information from 2008 Radford Report, coupled with the various factors described above, including Mr. Zwanziger’s significant history and role in forming and leading our company and in establishing and developing our core business strategy and direction, his expertise and experience as a successful chief executive and his performance and contribution to our overall goals and objectives, the Compensation Committee discussed and adopted the salary increase described above in an effort to be more in line with our cash compensation objectives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantifiable objectives, they play an important role in the Compensation Committee’s overall decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the salary increase.
     In determining Dr. Scott’s increase, the Compensation Committee first considered that, prior to the salary adjustment, Dr. Scott’s total cash compensation (which consists of salary only) was near the average range for total cash compensation within our peer group according to the 2008 Radford Report. As noted above, because we do not currently have an annual cash bonus plan, we target our executives’ base salaries to be moderately above the average of the range of base salaries for executives in similar positions with similar responsibilities at comparable companies. Taking into consideration the information from 2008 Radford Report, coupled with the various factors described above, including Dr. Scott’s significant history with our company, as a founder and as a driving force in developing and implementing our overall business strategy and technology initiatives, his expertise and experience in these areas and his performance and contribution to our overall goals and objectives, the Compensation Committee discussed and adopted the salary increase described above in an effort to be more in line with our cash compensation objectives. Because his salary was already closer to our targeted objective, the increase was less than that awarded to the other key executives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantified objectives, they play an important role in the Compensation Committee’s decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the salary increase.
     In determining Dr. McAleer’s increase, the Compensation Committee first considered that, prior to the salary adjustment, Dr. McAleer’s total cash compensation (which consists of salary only) was well below the average range for total cash compensation within our peer group according to the 2008 Radford Report. As noted above, because we do not currently have an annual cash bonus plan, we target our executives’ base salaries to be moderately above the average of the range of base salaries for executives in similar positions with similar responsibilities at comparable companies. Taking into consideration the information from 2008 Radford Report, coupled with the various factors described above, including Dr. McAleer’s significant history with our company, as a founder and as a driving force in developing and implementing our overall business strategy and technology initiatives, his expertise and experience in these areas and his performance and contribution to our overall goals and objectives, the Compensation Committee discussed and adopted the salary increase described above in an effort to be more in line with our cash compensation objectives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantified objectives, they play an important role in the Compensation Committee’s decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the salary increase.
     Our Board of Directors (in the absence of the key executives who are also directors) approved these new salaries effective July 1, 2008. With respect to our other named executive officers, the salary of Ron Geraty, M.D. was increased to $550,000 in July 2008. As with the key executives, the Compensation Committee considered the same factors and objectives, including Dr. Geraty’s extraordinary level of experience in leading health management companies and expertise within this strategically critical business segment for our company, and the 2008 Radford Report. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantified objectives, they play an important role in the Compensation Committee’s decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the salary increase.
     As noted above, one of the subjective factors that played a role in determining each of the executive’s salary increase (as well as the option grants discussed below) was such person’s performance and contribution to our overall goals objectives. Generally, our overall goals and objectives are continued growth, innovation, increasing profitability and ultimately maximizing shareholder value. Our core strategy for achieving these goals is to lead the way in the convergence of rapid diagnostics with technology-driven health management programs focused on personal healthcare. By utilizing our innovative diagnostics in these programs we can enable consumers to gain greater control over their own health, as well as enable healthcare providers to improve clinical outcomes and lower costs. With respect to achievement of these goals, and implementation of our core strategy, over the last two years we have, through strategic acquisitions, established our company as a leading supplier of cardiology diagnostic products, significantly enhanced our position in drugs of abuse testing, established a presence in oncology, continued to build a worldwide distribution network and become a leader in the growing health care management market. Through our research and development programs, we are developing new technology platforms that will facilitate our core strategy by moving testing out of the hospital and central laboratory and into the physician’s office and ultimately the home. Additionally, through our strong pipeline of novel proteins or combinations of proteins that function as disease biomarkers, we are developing new tests targeted towards all of our areas of focus. Other achievements include continuing to consolidate certain of our higher cost manufacturing operations into lower cost facilities, continued progress with respect to business integration activities and consolidating sales processing and certain other back-office services from multiple U.S. operations into a shared services center.
     Assessing each executive’s contribution to achievement of these goals is a subjective analysis, as there are no stated quantified objectives on which compensation-related decisions are based, either at the Company level or the individual level. In general, when making a compensation-related decision, the Compensation Committee considers, along with all of the other factors described above, the executive’s role with us in light of these goals and our considerable achievements relative to these goals, as described above. As CEO, Mr. Zwanziger was evaluated with respect to establishing and developing our goals and our core strategy for achieving those goals, and our progress towards achieving our goals, particularly our progress as it relates to our acquisition strategy and our financial performance. As Chief Scientific Officer and as Vice President, Research and Development, respectively, Dr. Scott and Dr. McAleer were evaluated with respect to developing our core strategy, and our progress towards implementing this strategy, particularly our progress on technology initiatives supporting this strategy. As the chief executive officer of our health management business, Mr. Geraty was evaluated with respect to the growth and financial performance of this critical business segments, and its contribution to our core strategy.
     Bonuses. Cash bonuses are generally not a regular or important element of our executive compensation strategy and we focus instead on stock-based awards designed to reward long-term performance. None of our named executive officers received cash bonuses during 2008, except that Dr. Geraty was paid a bonus pursuant to a management incentive plan authorized by Alere Medical, Inc. prior to our acquisition of Alere in November 2007 (the plan is no longer in place). While our Compensation Committee reserves the right to grant cash or non-cash bonuses as a performance incentive or reward, it currently has no plans to grant bonuses to the named executive officers during 2009.
     Stock Option and Stock-Based Awards. We believe long-term performance is best stimulated through an ownership culture that encourages such performance through the use of stock-based awards. The Inverness Medical Innovations, Inc. 2001 Stock Option and Incentive Plan, or the 2001 Option Plan, was established to provide certain of our employees, including our executive officers, with incentives to help align those employees’ interests with the interests of stockholders and with our long-term success. The Compensation Committee believes that the use of stock options and other stock-based awards offers the best approach to achieving our long-term compensation goals. While the 2001 Option Plan allows our Compensation Committee to grant a number of different types of stock-based awards, other than one restricted stock grant made to Mr. Zwanziger in 2001, we have relied exclusively on stock options to provide equity incentive compensation. Stock options granted to our executive officers have an exercise price equal to the fair market value of our common stock on the grant date, except that the options granted in July 2008, discussed below, had a premium exercise price of $61.49, typically vest 25% per annum based upon continued employment over a four-year period, and generally expire ten years after the date of grant. Stock option grants to our executive officers are made in connection with the commencement of employment, in conjunction with an annual review of total compensation and, occasionally, following a significant change in job responsibilities or to meet other special retention or performance objectives. Proposals to grant stock options to our executive officers are made by our CEO to the Compensation Committee. With respect to proposals for grants made to our executive officers, the Committee reviews competitive compensation survey data and, if applicable, consultant reports, as discussed above, individual performance, the executive’s existing compensation and other retention considerations. The Compensation Committee considers the Black-Scholes valuation of each proposed stock option grant in determining the number of options subject to each grant. Generally, stock option grants for a particular individual are based on the factors discussed above and are intended to be valued near the average of the range of the value of long-term incentive awards for executives in similar positions with similar responsibilities at comparable companies, although other elements of compensation, including salary, may also be considered.
     Generally, stock option grants to executive officers have been made in conjunction with meetings of the Board of Directors. During 2007, we adopted and currently have in force a stock option granting policy that includes the following elements:
•	Options to purchase shares of our common stock shall be granted effective as of the last calendar day of the following months: February, April, June, August, October and December (each such date a “Grant Date”);

•	For each employee (or prospective employee) that is not (or, upon hire, will not be) subject to Section 16 of the Exchange Act, the CEO shall have the authority to grant, in his sole discretion, an option or options to purchase up to an aggregate of 5,000 shares of common stock (on an annual basis); provided, however, that total number of shares of common stock underlying such options grants shall not exceed 150,000 per calendar year.

•	The Compensation Committee must approve all other stock option grants. Grants by the Compensation Committee must be approved only at a meeting of the Compensation Committee with and in consultation with the independent directors and not by written consent.

•	Grants of options approved for existing employees, shall be effective as of, and the grant date thereof shall for all purposes be deemed to be, the Grant Date following the date of approval (except that any grants subject to stockholder approval shall be effective as of the date of stockholder approval).

•	Options approved for new hires, including those hired through acquisitions, shall be effective as of, and the grant date thereof shall for all purposes be deemed to be, the Grant Date following the later of (i) the date of such approval or (ii) the date on which the new hire’s employment commences.
     We have not adopted stock ownership guidelines.
     During 2008, our Compensation Committee considered the fact that the performance-based awards under the 2001 compensation packages lapsed at the end of 2005 and, in July 2008, approved grants of stock options to purchase 150,000, 75,000 and 65,000 shares of common stock to Mr. Zwanziger, Dr. Scott and Dr. McAleer, respectively. While the closing price of our common stock on the date of grant was $31.17, these options were granted with a premium exercise price of $61.49, which was the November 2007 secondary offering price. Due to the premium exercise price and the fact that price of our common stock would need to increase almost 100% in order for these option grants to even be “in the money,” the Compensation

Committee considered these grants to be stronger incentives that standard option grants and in the best interest of our stockholders.
     In determining Mr. Zwanziger’s grant, the Compensation Committee first considered where the Company’s 2007 grant fell within the range of 2007 grants by our peer group according to the 2008 Radford Report. Taking that into consideration, coupled with the various factors described above, including Mr. Zwanziger’s cash compensation, prior equity grants, significant history and role in leading our company, his expertise and experience and his performance and contribution to our overall goals and objectives, as well as the fact that the exercise price of the grant would be at a significant premium to the then current trading price, the Compensation Committee discussed and adopted the 2008 grant in an effort to meet our total compensation objectives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantifiable objectives, they play an important role in the Compensation Committee’s overall decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the grant.
     In determining Dr. Scott’s grant, the Compensation Committee first considered where the Company’s 2007 grant fell within the range of 2007 grants by our peer group according to the 2008 Radford Report. Taking that into consideration, coupled with the various factors described above, including Dr. Scott’s cash compensation, prior equity grants, significant history and role with our company, his expertise and experience and his performance and contribution to our overall goals and objectives, as well as the fact that the exercise price of the grant would be at a significant premium to the then current trading price, the Compensation Committee discussed and adopted the 2008 grant in an effort meet our total compensation objectives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantifiable objectives, they play an important role in the Compensation Committee’s overall decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the grant.
     In determining Dr. McAleer’s grant, the Compensation Committee first considered where the Company’s 2007 grant fell within the range of 2007 grants by our peer group according to the 2008 Radford Report. Taking that into consideration, coupled with the various factors described above, including Dr. McAleer’s cash compensation, prior equity grants, significant history and role with our company, his expertise and experience and his performance and contribution to our overall goals and objectives, as well as the fact that the exercise price of the grant would be at a significant premium to the then current trading price, the Compensation Committee discussed and adopted the 2008 grant in an effort meet our total compensation objectives. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantifiable objectives, they play an important role in the Compensation Committee’s overall decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the grant.

     In addition, during 2008, Dr. Geraty was granted options to purchase 60,000 shares of common stock. As with the key executives, the Compensation Committee considered the same factors and objectives in determining Mr. Geraty’s grants. While background, expertise and experience, and individual performance and contribution to our overall goals and objectives are all subjective measures, and are not based on any stated quantified objectives, they play an important role in the Compensation Committee’s decision-making process. These subjective factors are considered in the aggregate and, accordingly, no specific factor played a greater role in determining the grants.
     Other Compensation. Our named executive officers do not have employment agreements. The named executive officers are not eligible to participate in, and do not have any accrued benefits under, any Company-sponsored defined benefit pension plan. They are eligible to, and in some case do, participate in defined contributions plans, such as a 401(k) plan, on the same terms as other employees. The terms of these defined contribution plans vary depending on the jurisdiction of employment of the executive. In addition, consistent with our compensation philosophy, we intend to continue to maintain our current benefits and perquisites for our executive officers; however, the Compensation Committee in its discretion may revise, amend or add to the officer’s executive benefits and perquisites if it deems it advisable. We believe these benefits and perquisites are currently lower than median competitive levels for comparable companies. Finally, all of our executives are eligible to participate in our other employee benefit plans, including, medical, dental, life and disability insurance.
Tax Implications
     Section 162(m) of the Internal Revenue Code of 1986, as amended, limits the deductibility on our tax return of compensation of over $1,000,000 to any of the named executive officers unless, in general, the compensation is paid pursuant to a plan which is performance-related, non-discretionary and has been approved by our stockholders. We periodically review the potential consequences of Section 162(m) and may structure the performance-based portion of our executive compensation to comply with the exemptions available under Section 162(m). However, we reserve the right to use our judgment to authorize compensation payments that do not comply with these exemptions when we believe that such payments are appropriate and in the best interest of the stockholders, after taking into consideration changing business conditions or the officer’s performance.